Exhibit 99.1

EHang to Expand Production Facility for Autonomous Aerial Vehicles

Guangzhou, China, July 30, 2020 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced it will build a new AAV production facility in Yunfu city in Guangdong, China with a planned initial annual capacity of 600 units and an RMB42 million (approx. US$6 million) investment supported by the local government in the facility. The EHang Yunfu facility is aimed to be established as an industry-leading AAV production center, including an R&D facility for air mobility solutions and a training center for operations and technical talents.

(EHang Yunfu facility)

The Deputy Mayor of Yunfu city, Donghong Shi attended the launch ceremony and commented that the Yunfu city government welcomes and fully supports the world’s leading high-tech company EHang to establish its new production facility for the cutting-edge AAV products in Yunfu and it is expected to bring strong vitality to the local high tech communities and create hundreds of new jobs for local talents.

EHang Founder, Chairman and CEO, Huazhi Hu said, “The increasing market demands and commercialization of AAVs in China are driving us to expand our production and upgrade our manufacturing capabilities. The EHang Yunfu facility serves as an expansion of our existing facility and will support the growth of our air mobility business in China.”

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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